November 14, 2017

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc.
Amendment No. 1 to Form 8-K Filed October 26, 2017 File No. 000-555456

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2017 concerning the Company’s Amendment No. 1 to the Form 8-K filed with the Commission on October 26, 2017 (“8-K/A”) (File No. 000-555456). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed a second amended Form 8-K (“Second Amended Form 8-K”), which includes our responses to your comments.

Amendment No. 1 to Form 8-K Filed October 26, 2017

Item 2.01 Completion of Acquisition or Disposition of Assets

Form 10 Information, page 9

1.	It does not appear that you have included the disclosure required by Item 12 of Form 10 as indicated in your response to prior comment 5. Please provide the information required by Item 702 of Regulation S-K or advise.

RESPONSE:

The disclosure required by Item 12 of Form 10 has been added commencing on page 49.

Securities and Exchange Commission

November 14, 2017

Description of Prolanta, page 11

2.	We note that you have provided the citations for the studies that were published by The University of Texas MD Anderson Cancer Center and your scientific founder at Clemson in response to our prior comment seven. Please expand your disclosure to provide a summary of the specific details and parameters from the studies that you used to reach your conclusions.

RESPONSE:

The references to these studies and our conclusions have been deleted.

Security Ownership of Certain Beneficial Owners and Management, page 42

3.	Please provide the information in this table as of the most recent practicable date. Refer to Item 4 of Form 10 and Item 403 of Regulation S-K.

RESPONSE:

This information has been updated as of November 13, 2017.

4.	We note that the shares held by GHC Research Development Corporation were transferred to Health Sciences Company LLC. Please revise your disclosure to identify the natural person or persons, if any, who have voting and investment control of the shares held by Health Sciences Company LLC.

RESPONSE:

The person who has voting and investment control got Health Sciences Company LLC has been included on page 41.

Notes to Unaudited Pro Forma Combined Financial Statements

Note 1. Description of the Proposed Transaction and Basis of Presentation, page F-30

5.	Regarding the August Notes:

•	Please confirm to us that you did not account for the embedded conversion option related to the August Notes as a derivative and thus did not bifurcate it and account for it as an asset/liability at issuance and adjusted to FV at each balance sheet date because you determined it did not meet the definition of derivative. Specifically confirm that it did not meet the definition of derivative as of or prior to September 30, 2017 because it would not be considered net settleable pursuant to ASC 815-10-15-99. Further tell us whether your accounting for the embedded conversion option will change if the shares that may be received by a noteholder upon conversion become readily convertible to cash (ASC 815-10-15-99c), for example upon the effectiveness of the S-1 registration statement you filed on August 29, 2017 or otherwise as the shares issued upon conversion may become freely tradeable. In this regard, since the conversion feature includes full-ratchet anti-dilution adjustments in the event of certain dilutive issuances (that adjust both price and share amounts) it would appear that it would not be considered indexed to your stock and therefore would not meet the exception in ASC 815-10-15-74. As such, it would appear at that time that you would be required to bifurcate the conversion option and account for it as an asset/liability and adjusted to FV at each balance sheet date.

Securities and Exchange Commission

November 14, 2017

•	Please tell us why you do not account for the warrants to purchase 61,460,120 shares of your common stock, which were issued in conjunction with your convertible debt offering during August 2017, that contain both “cashless exercise provisions and anti-dilution protections” as derivatives in accordance with ASC 815.

This comment also applies to your accounting applied in your financial statements as of September 30, 2017 and for the quarterly period then ended contained in your Form 10-Q filed on October 23, 2017.

RESPONSE:

Our analysis of the conversion feature of the August Notes and the warrants indicated that neither was a derivative. A summary of the analysis is as follows:

August Notes: We did not conclude the debt was within the scope of ASC 480-10, and further analysis was warranted. The conversion feature was not “clearly and closely” related to the debt, and the debt was not being measured at fair value in the periodic financial statements.

There is no effective registration statement at this time, and even if there was, the underlying Common Stock could not be readily converted into cash given the very limited trading volumes at this time. Therefore, in accordance with ASC 815-10-15-130 and 131, the shares are not readily convertible to cash and no implicit net settlement under the contract is possible.

The conversion feature is a “down round” protection under ASU 2017-11. Under the guidance of ASU 2017-11, we concluded the conversion option would be linked to Oncolix Common Stock. Additionally, the conversion option is settleable only for Common Stock, and would be classified as equity if bifurcated under ASC 815-40-25. We believe this is a conventional convertible.

Accordingly, the embedded conversion feature was not bifurcated and would not qualify as a derivative.

Warrants: The “down round” protections of the warrants under ASU 2017-11 would treat the warrants as linked to our Common Stock. Additionally, the warrant would be classified as equity and would not be considered a derivative under ASC 815-10-15-74. The warrants are only settleable for Common Stock

Securities and Exchange Commission

November 14, 2017

We have amended the disclosure in the pro forma financial information to include the following:

“The feature of the August Notes allowing conversion into Common Stock was not bifurcated and not treated separately as a derivative in the financial statements. This conversion feature, which includes “down round” protection to the noteholders, is considered linked to our Common Stock under the guidance of ASU 2017-11, which was early-adopted by the Company. This conversion feature is considered settleable only for Common Stock, and would be classified as equity if bifurcated from the August Notes. Similarly, the related warrants are also considered linked to our Common Stock under the provisions of ASU 2017-11, and are settleable only for Common Stock. Accordingly, the warrants are not treated as a derivative in the financial statements.”

A similar disclosure will be made in the September financial statements. Additionally, we will disclose the adoption of ASU 2017-11, which was not previously disclosed because there was no retrospective impact. In our S-1/A filed contemporaneously, we have added the following two disclosures:

“During July 2017, the FASB issued ASU 2017-11, which addresses certain provisions regarding the determination of whether financial instruments are derivatives. Early adoption by the Company was permitted, and retrospective treatment was required. There was no retrospective effect related to the Company’s early adoption, but the accounting treatment of the notes and warrants issued in August 2017 was affected. See Notes 3 and 5.”

“The feature of the August Notes allowing conversion into Common Stock was not bifurcated and treated separately as a derivative in the financial statements. This conversion feature, which includes “down round” protection to the noteholders, is considered linked to our Common Stock under the guidance of ASU 2017-11, which was early-adopted by the Company. This conversion feature is considered settleable only for Common Stock, and would be classified as equity if bifurcated from the August Notes. Similarly, the related warrants are also considered linked to our Common Stock under the provisions of ASU 2017-11, and are settleable only for Common Stock. Accordingly, the warrants are not accounted for as a derivative.”

We did not and do not consider the early adoption of ASU 2017-11 to be material because it affects accounting treatments we could have adopted, but did not. However, we agree that it is appropriate disclosure.

The Form 10-Q for the period ended September 30, 2017 will be amended for such disclosures.

Securities and Exchange Commission

November 14, 2017

General

6.	We note that you have not updated your disclosure to reflect the increase in the number of authorized shares of capital stock effected on September 28, 2017 and the election of two directors to serve on the board of the company on October 3, 2017. Please provide updated disclosure as appropriate.

RESPONSE:

The previous disclosure has been amended to include the increase in authorized share of capital stock and the election of the two new directors, on pages 2 and 43, respectively.

Regards, /s/ Thomas C. Pritchard Thomas C. Pritchard